LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

December 22, 2006

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Income Funds
Registration Statement on Form N-14 Filed on November 3, 2006
Securities Act File No. 333-138416

Dear Mr. Rupert:

This letter is in response to the comments with respect to the above-referenced Registration Statement on Form N-14 that you provided in a telephone conversation with the undersigned on December 5, 2006.

Comment 1: If the Acquired Fund intends to sell securities, there should be disclosure of the tax consequences if material to the Fund. Otherwise, the notes to the pro forma combined financial statements should state that the Fund does not intend to sell portfolio securities other than in the course of normal, routine portfolio management.

Response: The notes to the pro forma combined financial statements for the reorganization contains the following disclosure:

“The unaudited Pro Forma Combined Schedule of Investments does not reflect any adjustment for portfolio transactions because, upon consummation of the reorganization, no securities of the Acquired Fund would need to be sold in order for the Acquiring Fund to comply with its investment restrictions or policies. Because the Funds may buy and sell securities in the normal course of their operations, the schedule of investments at the time of reorganization may differ from that shown in the Pro Forma Combined Schedule of Investments.”

In addition, the Proxy Statement/Prospectus states under the caption “Portfolio Securities” that “The Acquired Fund does not need to sell securities in order for the Acquiring Fund to comply with its investment restrictions or policies. The Funds may buy and sell securities in the normal course of their operations.” This disclosure is accompanied by disclosure stating that management of the Acquiring Funds will analyze and evaluate the Acquired Fund’s portfolio securities and determine the extent and duration to which these securities will be maintained by the Acquiring Fund, consistent with the Acquiring Fund’s investment objectives and policies, any restrictions imposed by the Internal Revenue Code of 1986, as amended, and the best interests of the Acquiring Fund’s shareholders. The disclosure further states that there may be some

Mr. Kevin Rupert

December 22, 2006

dispositions of the Acquired Fund’s securities resulting in a capital gain or loss, and the actual tax consequences will vary depending on the specific security(ies) being sold and the availability of capital loss carry forwards. The Summary of the Proxy Statement/Prospectus contains similar disclosure about the possibility of sales prior to the reorganization.

Legg Mason believes that the requested disclosure is not required by Regulation S-X and represents a marked departure from both long-standing industry practice and current staff interpretations of the Form N-14 requirements and related rules. Legg Mason respectfully submits that this disclosure, which was included in the definitive proxy statements/prospectuses filed by other Legg Mason Partners Funds in September 2006 and November 2006 in response to staff comments, is fully responsive to the requirements in Regulation S-X and that no additional disclosure is necessary. Rule 11-02(b)(6) of Regulation S-X states that “[P]ro forma adjustments related to the pro forma condensed balance sheet . . . shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.” In consulting with KPMG LLP, the Funds’ independent registered public accounting firm, Legg Mason understands that, in the context of investment company reorganizations, the requirements of Regulation S-X have been interpreted to require adjustments for securities that an acquired fund is required to sell because the security is not permitted under the acquiring fund’s investment restrictions or policies. The facts here are that no Acquired Fund securities are required to be sold in order to comply with the Acquiring Fund’s investment restrictions or policies in the reorganization and, as a result, there are no adjustments to be made as any such sales would not be “directly attributable” to the transactions. Legg Mason believes that it would be misleading and potentially harmful to Fund shareholders to make adjustments for any other circumstances. First, the portfolio manager’s intention may change as a result of changing market conditions between the date of the pro forma financial statements and the date of the reorganization. Second, it would be detrimental to the fund’s ability to get the best price for its securities if it has to signal to the market its intention to sell securities other than those it is required to sell as a result of investment restrictions or policies.

Please note that this response is substantially similar to the response that was provided to this comment when it was given with respect to other Forms N-14 filed by Legg Mason Partners Funds in July and September 2006.

Comment 2. Provide the Tandy representations.

Response: The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin Rupert

December 22, 2006

(b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8558 or Ben Haskin at (202) 303-1124.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

cc:	Richard Pfortde, Esq., Division of Investment Management
Vincent J. Di Stefano, Esq., Division of Investment Management
Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Robert Brault, Legg Mason & Co., LLC
Alfred B. Fichera, KPMG LLP
John Capone, KPMG LLP
Burton M. Leibert, Esq.
Benjamin J. Haskin, Esq.
Anthony A. Vertuno, Esq.